                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                          GENERAL CIGAR HOLDINGS, INC.
                              (Name of the Issuer)

                           GENERAL CIGAR HOLDINGS, INC.
                              EDGAR M. CULLMAN, SR.
                              EDGAR M. CULLMAN, JR.
                     (Name of Person(s) Filing Statement)

             CLASS A AND CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   36933P-10-0
                      (CUSIP Number of Class of Securities)

                                   -----------

                                    Copies to:

              EDGAR M. CULLMAN, JR.                   R. RONALD HOPKINSON
        C/O GENERAL CIGAR HOLDINGS, INC.                LATHAM & WATKINS
             387 PARK AVENUE SOUTH                      885 THIRD AVENUE
         NEW YORK, NEW YORK 10016-8899             NEW YORK, NEW YORK 10022
           TELEPHONE (212) 448-3800                TELEPHONE (212) 906-1200
       (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Person(s) Filing Statement)

     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

     This statement is filed in connection with (check the appropriate box):

    a.  /X/       The filing of solicitation materials or an information
                  statement subject to Regulation 14A, Regulation 14C, or Rule
                  13e-3(c) under the Securities Exchange Act of 1934.
    b.  / /       The filing of a registration statement under the Securities
                  Act of 1933.
    c.  / /       A tender offer.
    d.  / /       None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. /X/

           Transaction applies to Class A and Class B Common Stock

                                             CALCULATION OF FILING FEE

---------------------------------------- --------------------------------------
         TRANSACTION VALUATION*                     AMOUNT OF FILING FEE
---------------------------------------- --------------------------------------
              $267,500,000                                 $53,500
---------------------------------------- --------------------------------------

*Estimated for purposes of calculating the amount of the filing fee only. The amount assumes (i) the purchase of approximately 17.1 million shares of common stock, par value $0.01 per share, of General Cigar Holdings, Inc., a Delaware corporation (the "Company"), at a price of $15.25 per share in cash and (ii) a cash-out of approximately 1.2 million options at a price of $15.25 per share in cash, less an average exercise price of $9.80.

/x/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:          $53,500                               Filing Party:    General Cigar Holdings, Inc.

Form or Registration No.:        Schedule 14A                          Date Filed:      February __, 2000


                                  INTRODUCTION

         This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the
"Schedule 13E-3") is being filed by General Cigar Holdings, Inc., a Delaware corporation (the "Company"), the issuer of the equity securities which are the subject of a Rule 13e-3 transaction, and Edgar M. Cullman, Sr. and Edgar M. Cullman, Jr., each an individual (collectively, the "Cullmans"), in connection with a merger of SM Merger Corporation, a Delaware corporation and wholly owned subsidiary of Swedish Match AB, a Kingdom of Sweden corporation, with and into the Company, with the Company as the surviving corporation. Immediately prior to the proposed merger, pursuant to a Stock Purchase Agreement, certain members of the Cullman/Ernst family (the "Family"), will sell approximately 3,500,000 shares of common stock to Swedish Match AB for $15.00 per share. Pursuant to the proposed merger, the public stockholders of the Company (other than dissenting stockholders) will receive $15.25 in cash per share of common stock, and the Cullmans and certain other members of the Family will exchange their remaining common stock for common stock in the surviving corporation. Following the stock purchase and merger, the surviving corporation will be owned 64% by Swedish Match and 36% by the Cullmans and certain other members of the Family, with the Cullmans continuing to manage the Company.

         Concurrently, with the filing of this Schedule 13E-3, the Company is filing a preliminary proxy statement (the "Proxy Statement"), pursuant to which the stockholders of the Company will be given notice of the merger. A copy of the Proxy Statement is attached hereto as Exhibit (a). The information in the Proxy Statement, including all annexes and exhibits thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the provisions of the Proxy Statement. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

ITEM 1.           SUMMARY TERM SHEET.

                  The information contained in the section entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER" of the Proxy Statement is incorporated herein by reference.

ITEM 2.           SUBJECT COMPANY INFORMATION.

         (a) General Cigar Holdings, Inc., 387 Park Avenue South, New York, New York, 10016-8899, (212) 448-3800.

         (b) The information contained in the sections entitled "SUMMARY-- The Special Meeting" and "INFORMATION CONCERNING THE SPECIAL MEETING--Record Date; Voting at the Meeting; Quorum" of the Proxy Statement is incorporated herein by reference.

         (c), (d) The information contained in the section entitled "MARKET FOR THE COMMON STOCK--Common Stock Market Price Information; Dividend Information" of the Proxy Statement is incorporated herein by reference.

         (e) The information contained in the section entitled "SPECIAL FACTORS--Background of the Merger" of the Proxy Statement is incorporated herein by reference.

         (f) The information contained in the section entitled "MARKET FOR THE COMMON STOCK--Common Stock Purchase Information" of the Proxy Statement is incorporated herein by reference.

ITEM 3.           IDENTITY AND BACKGROUND OF THE FILING PERSON.

         (a), (c) The filing persons are the subject company, its Chairman of the Board of Directors, Edgar M. Cullman, Sr., and its President and Chief Executive Officer, Edgar M. Cullman, Jr. The business address of each of the filing persons is 387 Park Avenue South, New York, New York 10016-8899 and their phone number is (212) 448-3800. The information contained in the section entitled "DIRECTORS AND MANAGEMENT - The Company" of the Proxy Statement is incorporated herein by reference. During the last five years, none of the filing persons nor, to the best knowledge of the filing persons, any of the persons listed in "DIRECTORS AND MANAGEMENT - The Company" has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

         (b)      Not applicable.

ITEM 4.           TERMS OF THE TRANSACTION.

         (a)(1)   Not applicable.

         (a)(2) The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "SPECIAL FACTORS--Background of the Merger," "--Plans for the Company After the Merger," "--Purpose and Reasons for the Merger," "MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER," "INFORMATION CONCERNING THE SPECIAL MEETING--Required Vote," "PROPOSAL ONE: ADOPTION OF THE MERGER AGREEMENT" and "PROPOSAL TWO: APPROVAL OF AMENDMENT TO THE CERTIFICATE OF INCORPORATION" of the Proxy Statement is incorporated herein by reference.

         (c)      The information contained in the sections entitled
                  "SPECIAL FACTORS--Interests of Certain Persons in the Merger; Certain Relationships," "--Retained Equity Interest," "--Directors and Management of the Surviving Corporation," "--Management Employment Agreements" and "--Certain Effects of the Merger" of the Proxy Statement is incorporated herein by reference.

         (d) The information contained in the sections entitled "SUMMARY-- Dissenters' Rights of Appraisal," "PROPOSAL ONE: ADOPTION OF THE MERGER AGREEMENT-Appraisal Rights" of the Proxy
                  Statement and Annex C (Section 262 of the General
                  Corporation Law of the State of Delaware) of the Proxy Statement is incorporated herein by reference.

         (e) The filing persons have made no provision in connection with the merger to grant unaffiliated security holders access to the corporate files of the Company or to obtain counsel or appraisal services at the expense of the Company.

         (f)      Not applicable.

ITEM 5.           PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a) The information contained in the sections entitled "SPECIAL FACTORS--Interests of Certain Persons in the Merger;
                  Certain Relationships" and "FEES AND EXPENSES" of the Proxy Statement and "Interests in Certain Transactions" on pages 8 and 9 of the proxy statement for the 1999 Annual Meeting, dated as of March 8, 1999, and previously filed on EDGAR is incorporated herein by reference.

         (b)-(c) The information contained in the sections entitled "SPECIAL FACTORS--Background of the Merger" and "--Plans for the Company After the Merger" of the Proxy Statement is incorporated herein by reference.

         (e)      The information contained in the section entitled "PROPOSAL
                  ONE: ADOPTION OF THE MERGER AGREEMENT" of the Proxy Statement and Annex A to the Proxy Statement is incorporated herein by reference.

ITEM 6.           PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (b),(c) The information contained in the sections entitled "SPECIAL FACTORS--Background of the Merger," "--Purpose and Reasons for the Merger," "--Directors and Management of the Surviving Corporation," "--Certain Effects of the Merger," "--Retained Equity Interest, " "--Plans for the Company After the Merger," "PROPOSAL ONE: ADOPTION OF THE MERGER AGREEMENT," "PROPOSAL TWO: APPROVAL OF AMENDMENT TO THE CERTIFICATE OF INCORPORATION" of the Proxy Statement and Annex A to the Proxy Statement is incorporated herein by reference.

ITEM 7.           PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         (a)-(c) The information contained in the sections entitled "SUMMARY" and "SPECIAL FACTORS--Background of the Merger," "--Recommendation of the Special Committee and Board of Directors; Fairness of the Merger" and "--Purpose and Reasons for the Merger" of the Proxy Statement is incorporated herein by reference.

         (d) The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "SPECIAL FACTORS--Background of the Merger," "--Recommendation of the Special Committee and Board of Directors; Fairness of the Merger," "--Interests of Certain Persons in the Merger; Certain Relationships," "--Retained Equity Interest," "--Directors and Management of the Surviving Corporation," "--Management Employment Agreements," "--Certain Effects of the Merger," and "MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER" of the Proxy Statement and Annex A to the Proxy Statement is incorporated herein by reference.

ITEM 8.           FAIRNESS OF THE TRANSACTION.

         (a)-(e) The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "SPECIAL FACTORS--Background of the Merger," "--Recommendation of the Special Committee and Board of Directors; Fairness of the Merger," "--Opinion of the Financial Advisor to the Special Committee" of the Proxy Statement, Annex B to the Proxy Statement and Deutsche Bank's presentation to the Company's board of directors on January 19, 2000, attached hereto as Exhibit (c)(2), is incorporated herein by reference.

         (f)      Not applicable.

ITEM 9.           REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

         (a)-(c) The information contained in the sections entitled "SPECIAL FACTORS--Background of the Merger," "--Recommendation of the Special Committee and Board of Directors; Fairness of the Merger," "--Opinion of the Financial Advisor to the Special Committee" of the Proxy Statement, Annex B to the Proxy Statement and

                  Deutsche Bank's presentation to the Company's board of directors on January 19, 2000, attached hereto as Exhibit
                  (c)(2), is incorporated herein by reference.

ITEM 10.          SOURCES AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

         (a), (d) The information contained in the section entitled "SPECIAL FACTORS--Financing of the Merger" of the Proxy Statement is incorporated herein by reference.

         (b)      None

         (c) The information contained in the sections entitled "SPECIAL FACTORS--Fees and Expenses" and "PROPOSAL ONE: ADOPTION OF THE MERGER AGREEMENT--The Merger Agreement; Fees and Expenses" of the Proxy Statement is incorporated herein by reference.

ITEM 11.          INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) The information contained in the section entitled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" of the Proxy Statement and Annex A to the Proxy Statement is incorporated herein by reference.

         (b) The information contained in the section entitled "MARKET FOR THE COMMON STOCK--Common Stock Purchase Information" of the Proxy Statement is incorporated herein by reference.

ITEM 12.          THE SOLICITATION OR RECOMMENDATION.

         (d),(e) The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "SPECIAL FACTORS--Recommendation of the Special Committee and Board of Directors; Fairness of the Merger," "--Interests of Certain Persons in the Merger; Certain Relationships," "INFORMATION CONCERNING THE MEETING--Required Vote,"
                  "PROPOSAL ONE: ADOPTION OF THE MERGER AGREEMENT" and "SECURITY OF OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" of the Proxy Statement and Annex A to the Proxy Statement is incorporated herein by reference.

ITEM 13.          FINANCIAL STATEMENTS.

         (a) The information contained in the section entitled "SUMMARY--Selected Consolidated Financial Data of the
                  Company" and the Financial Statements set forth under INDEX TO FINANCIAL STATEMENTS to the Proxy Statement are incorporated herein by reference.

         (b)      Not applicable.

ITEM 14.          PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a),(b)  The information contained in the sections entitled
                  "FEES AND EXPENSES," "SPECIAL FACTORS--Financing of the Merger" and "INFORMATION CONCERNING THE SPECIAL MEETING--Proxy Solicitation" of the Proxy Statement is incorporated herein by reference.

ITEM 15.          ADDITIONAL INFORMATION.

         (b) The information contained in the Proxy Statement, including all annexes and exhibits thereto, is incorporated herein by reference.

ITEM 16.          EXHIBITS.

(a) Preliminary Proxy Statement filed with the Securities and Exchange Commission on February 18, 2000.

(b)                      None.

(c)(1)                   Opinion of Deutsche Bank attached as Annex B to the
                         Proxy Statement.

(c)(2) Deutsche Bank's presentation to the Company's board of directors on January 19, 2000.

(d)(1)                   Agreement and Plan of Merger, dated as of January 19,
                         2000 by and among Swedish Match AB, SM Merger
                         Corporation and General Cigar Holdings, Inc.
                         attached as Annex A to the Proxy Statement.

(d)(2) C & E Voting Agreement, dated as of January 19, 2000, between Swedish Match AB and the C & E Shareholders attached as Exhibit D to the Agreement and Plan of Merger attached as Annex A to the Proxy Statement.

(d)(3)                   Shareholders' Agreement among Swedish Match AB, the
                         Persons listed on the signature pages thereto and General Cigar Holdings, Inc., dated as of January 19,
                         2000, attached as Exhibit B to the Agreement and Plan of Merger attached as Annex A to the Proxy Statement.

(f) Section 262 of the General Corporation Law of the State of Delaware attached as Annex C to the Proxy Statement.

(g)                      None.


                                    SIGNATURE

         After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 18, 2000

                                            GENERAL CIGAR HOLDINGS, INC.

                                            By: /s/ A. Ross Wollen
                                                --------------------------------
                                                Name:    A. Ross Wollen
                                                Title:   General Counsel


                                            /s/ Edgar M. Cullman, Sr.
                                            ------------------------------------
                                                Edgar M. Cullman, Sr.


                                            /s/ Edgar M. Cullman, Jr.
                                            ------------------------------------
                                                Edgar M. Cullman, Jr.

                                  EXHIBIT INDEX

EXHIBIT NO.              DESCRIPTION

(a) Preliminary Proxy Statement filed with the Securities and Exchange Commission on February __, 2000.

(b)                      None.

(c)(1)                   Opinion of Deutsche Bank attached as Annex B to the
                         Proxy Statement.

(c)(2) Deutsche Bank's presentation to the Company's board of directors on January 19, 2000.

(d)(1)                   Agreement and Plan of Merger, dated as of January 19,
                         2000 by and among Swedish Match AB, SM Merger
                         Corporation and General Cigar Holdings, Inc.
                         attached as Annex A to the Proxy Statement.

(d)(2) C & E Voting Agreement, dated as of January 19, 2000, between Swedish Match AB and the C & E Shareholders attached as Exhibit D to the Agreement and Plan of Merger attached as Annex A to the Proxy Statement.

(d)(3)                   Shareholders' Agreement among Swedish Match AB, the
                         Persons listed on the signature pages thereto and General Cigar Holdings, Inc., dated as of January 19,
                         2000, attached as Exhibit B to the Agreement and Plan of Merger attached as Annex A to the Proxy Statement.

(f) Section 262 of the General Corporation Law of the State of Delaware attached as Annex C to the Proxy Statement.

(g)                      None.
